UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 15, 2022

CHAVANT CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue, 9th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 745-1086

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, par value $0.0001 per share, and three-quarters of one redeemable warrant	CLAYU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	CLAY	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one ordinary share, each at an exercise price of $11.50 per share	CLAYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

As previously announced, on November 15, 2022, Chavant Capital Acquisition Corp., a publicly traded special purpose acquisition company incorporated under the laws of the Cayman Islands (“Chavant”), CLAY Merger Sub II, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of Chavant (“Merger Sub”), and Mobix Labs, Inc., a Delaware corporation (the “Company” or “Mobix Labs”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Mobix Labs, with Mobix Labs surviving the merger as a wholly-owned direct subsidiary of Chavant (the “Merger” and, together with the other transactions related thereto, the “Proposed Transaction”). Upon closing of the Proposed Transaction, the combined company will be named Mobix Labs, Inc. (referred to herein as “Mobix”). The principal terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Proposed Transaction, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Merger Consideration

Under the Business Combination Agreement, the “Aggregate Transaction Consideration” for holders of Mobix Labs common stock and preferred stock is a number of shares of class A common stock, par value $0.00001 (the “Class A Common Stock”), or class B common stock, par value $0.00001 (the “Class B Common Stock”), as the case may be, of Chavant (from and after the effective time of the Domestication (as defined below)) equal to (a) the quotient obtained by dividing (i) the assumed value of Mobix Labs of $235.0 million by (ii) $10.00 plus (b) the number of shares of Class A Common Stock, comprising the Earnout Shares (as defined below). The Aggregate Transaction Consideration will be issued to holders of Mobix Labs securities as described under “—Conversion of Securities of Mobix Labs” below.

Structure of the Proposed Transaction

The Proposed Transaction is structured as a reverse triangular merger, which includes, among others, the following steps:

(1)           On the Business Day immediately prior to Closing, Chavant will take the steps necessary to transfer its registration from the Cayman Islands to the State of Delaware (the “Domestication”), where it will then immediately incorporate as a Delaware corporation pursuant to a Certificate of Incorporation, the form of which is attached as Exhibit C-2 to the Business Combination Agreement. Chavant will also take all lawful actions (i) to adopt the bylaws attached as Exhibit D to the Business Combination Agreement; (ii) to issue one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each SPAC Ordinary Share outstanding immediately prior to the Domestication and (iii) to issue a warrant exercisable for one share of Class A Common Stock in exchange for and on conversion in connection with the Domestication of each SPAC Warrant outstanding immediately prior to the Domestication; and

(2)           Pursuant to the Business Combination Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into Mobix Labs, with Mobix Labs surviving as a wholly-owned direct subsidiary of Chavant. The Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

Conversion of Securities of Mobix Labs

At the Effective Time, by virtue of the Merger:

(1)           Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) shall automatically be converted into and become the right to receive a number of shares of Class A Common Stock equal to the Per Share Exchange Ratio (as defined below);

(2)           Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding dissenting shares and treasury shares) shall automatically be converted into and become to right to receive a number of shares of Class B Common Stock equal to the Per Share Exchange Ratio;

(3)           Each share of Company Founders Preferred Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares) shall automatically be converted into and become the right to receive up to the number of Class B Common Stock equal to the Per Share Exchange Ratio;

(4)           All treasury shares of Mobix Labs will automatically be cancelled and will cease to exist and no payment or distribution will be made with respect thereto.

The “Per Share Exchange Ratio” is the number obtained by dividing the Closing Transaction Consideration (the Aggregate Transaction Consideration minus the Earnout Shares) by the Company Fully-Diluted Number, which reflects the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, the aggregate number of shares of Company Common Stock into which the shares of Company Preferred Stock could be converted, the aggregate number of shares of Company Common Stock issuable upon exercise of outstanding options and warrants to purchase Company Common Stock and convertible financing instruments that convert into Company Common Stock or shares of Company Preferred Stock, and the aggregate number of shares of Company Common Stock issuable upon vesting and settlement of outstanding restricted stock units relating to Company Common Stock.

Additionally, prior to the Effective Time, Mobix Labs will take all lawful actions necessary so that, as of the Effective Time:

(1)           Each Company In-the-Money Vested Option that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock;

(2)           Each Company Option that is not a Company In-the-Money Vested Option that is outstanding and unexercised immediately prior to the Effective Time is assumed by Chavant and converted into a stock option to acquire a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Company Option immediately prior to the Effective Time;

(3)           Each Company RSU that is unvested and outstanding immediately prior to the Effective Time, is assumed by Chavant and automatically converted into a restricted stock unit covering a specified number of shares of Class A Common Stock, and will continue to be subject to the same terms and conditions as applied to that Company RSU immediately prior to the Effective Time; and

(4)           Each Company Warrant and Company Convertible Instrument that is outstanding and unexercised immediately prior to the Effective Time is converted (with such conversion calculated net of any applicable exercise price) into a right to receive a specified number of shares of Class A Common Stock.

Additionally, the Business Combination Agreement also provides for a seven-year “Earnout Period,” commencing on the date that is the one year anniversary of the Closing Date, pursuant to which up to 1.75 million shares of Class A Common Stock will be distributed if the specified VWAP of the Class A Common Stock exceeds $12.50 during the Earnout Period and an additional 1.75 million shares of Class A Common Stock will be distributed if the specified VWAP of the Class A Common Stock exceeds $15.00 during the Earnout Period (such shares of Class A Common Stock issuable under the circumstances described in this paragraph, collectively, the “Earnout Shares”).

Pursuant to the Certificate of Incorporation of Mobix to be effective after the Closing, a form of which is attached as Exhibit C—Part 2 to the Business Combination Agreement, (i) the holders of Class A Common Stock and the holders of Class B Common Stock will vote together as a single class on all matters submitted to a vote of the stockholders of Mobix and (ii) each holder of outstanding Class B Common Stock will be entitled to ten votes for each share of Class B Common Stock held by such holder.

Post-Closing Board of Directors and Officers

Pursuant to the Business Combination Agreement, Chavant has agreed to take all lawful action so that at the Effective Time, (i) the board of directors of Mobix will be the individuals set forth in Exhibit G to the Business Combination Agreement, divided into three classes, with James Peterson acting as Executive Chairman, with Chavant’s current chief executive officer, Jiong Ma, acting as a director and with the holders of the Class B Common Stock entitled to elect up to three members of the board of directors at any given time and (ii) the chief executive officer will be Fabrizio Battaglia, the president and chief financial officer will be Keyvan Samini and the chief technology officer will be James Aralis.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, the following as applicable: (i) corporate organization, qualification and subsidiaries; (ii) organizational documents; (iii) capitalization; (iv) authority relative to the Business Combination Agreement; (v) no conflicts; (vi) required filings and consents; (vii) permits; (viii) compliance; (ix) financial statements; (x) absence of certain changes or events; (xi) absence of litigation; (xii) employee benefit plans; (xiii) labor and employment matters; (xiv) real property; (xv) title to assets; (xvi) intellectual property; (xvii) taxes; (xviii) environmental matters; (xix) material contracts; (xx) insurance; (xxi) board approval; (xxii) shareholder vote required; (xxiii) anti-corruption compliance; (xxiv) sanctions and export control compliance; (xxv) interested party transactions; (xxvi) brokers’ fees; and (xxvii) in the case of Chavant, the trust account, the Investment Company Act, the Subscription Agreement and certain other matters. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Covenants

Conduct of Business Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the conduct of their respective businesses prior to the Closing, including agreements, subject to certain exceptions or unless the other party consents in writing, to (i) conduct their businesses in the ordinary course of business and in a manner consistent with past practice and (ii) in the case of Mobix Labs, use commercially reasonable efforts to preserve substantially intact the current business organization.

Registration Statement and Extension Proxy

Promptly after the execution of the Business Combination Agreement and receipt of audited consolidated financial statements of Mobix Labs as of and for the fiscal years ended September 30, 2021 and 2022 (the “PCAOB Audited Financials”), Chavant and Mobix Labs will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC, which will contain a proxy statement/prospectus to be sent to the Chavant shareholders with respect to the special meeting of Chavant’s shareholders to approve, among other matters, the Business Combination Agreement and related matters. The Registration Statement will also register the shares of Class A Common Stock and Class B Common Stock to be issued in connection with the Business Combination Agreement, and the proxy statement/prospectus contained therein will also serve as an information statement for stockholders of Mobix Labs with respect to the action of certain stockholders of Mobix Labs pursuant to the written consent described below. Mobix Labs has agreed to use commercially reasonable efforts to deliver the PCAOB Audited Financials and certain other specified financial statements not later than December 15, 2022.

Mobix Labs also agreed to seek the consent in lieu of a meeting of certain stockholders of Mobix Labs representing at least a majority of the voting power of the Company Common Stock and the Company Preferred Stock approving the Merger and the Business Combination Agreement within eight hours following the execution and delivery of the Business Combination Agreement, which written consent was received during such period prior to the filing of this Current Report on Form 8-K.

Chavant has also agreed to prepare and file with the SEC a proxy statement for the purpose of seeking shareholder approval to extend the time period for it to consummate a business combination from January 22, 2023 to July 22, 2023 (the “Chavant Extension”).

Exclusivity

Until the Effective Time or the valid termination of the Business Combination Agreement, Mobix Labs has agreed not to initiate, solicit, facilitate, encourage any inquiries with respect to, approve, endorse, recommend or take certain other actions with respect to any other Company Acquisition Proposal, except for a bona fide, unsolicited Company Acquisition Proposal that the board of directors of Mobix Labs reasonably believes in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a Company Superior Proposal. Until the Effective Time, Chavant has agreed not to initiate, solicit or take certain other actions with respect to any other Business Combination Proposal.

Clearances and Approvals

To the extent required under applicable law, each of the parties agreed to file any notification form required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any other applicable antitrust law, in each case, within the period specified in the Business Combination Agreement.

Additional Agreements

The Business Combination Agreement includes additional agreements with respect to, among other things, access to information, employee benefits matters, indemnification and insurance with respect to the directors and officers of Mobix, notification of certain matters, tax matters, the consummation of the private placement pursuant to the PIPE Subscription Agreement (as defined below) and any other Financing Arrangements and cooperation of Mobix Labs with respect thereto.

Prior to the Effective Time, Chavant has also agreed to approve and adopt, subject to approval of the shareholders of Chavant, a new equity incentive plan and an employee stock purchase plan.

In addition, without the prior consent of Chavant (not to be unreasonably withheld, delayed or conditioned), Mobix Labs has agreed not to determine that the conditions to closing of the merger agreement, dated as of September 26, 2022, among Mobix Labs, EMI Solutions, Inc. and the other parties thereto with respect to the acquisition of EMI Solutions, Inc. (the “EMI Agreement”), have been met, waive such conditions, amend or terminate the EMI Agreement or take certain other actions with respect thereto.

Closing

Unless the Business Combination Agreement is earlier terminated, the Closing will occur as promptly as practicable, but in no event later than three Business Days following the satisfaction or, if permissible, waiver of all of the closing conditions.

Conditions to Closing

The obligations of the parties to consummate the Proposed Transaction are subject to the satisfaction or waiver of certain customary conditions to closing, including, among other things: (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) Chavant having at least $5,000,001 of net tangible assets after giving effect to the Private Placements in accordance with the terms of the PIPE Subscription Agreement and following the exercise of redemption rights by Chavant shareholders in accordance with its organizational documents, (iii) approval by the required stockholders of Chavant of the Business Combination Agreement and the Proposed Transaction, (iv) the absence of any law enacted or order issued or threatened in writing by a governmental authority having the effect of restricting or making the Proposed Transaction illegal or otherwise prohibiting, restricting or making illegal the consummation of the Proposed Transaction, (v) shareholder approval of the Chavant Extension, (vi) the performance or compliance in all material respects by the parties with all of the agreements and covenants required to be performed by such party under the Business Combination Agreement on or prior to the Closing Date, (vii) the resignation of certain officers and directors of Chavant and Mobix Labs and (viii) the execution and delivery of the Amended and Restated Registration Rights and Lock-Up Agreement described below.

The obligations of Chavant to consummate the Proposed Transaction are also subject to the satisfaction or waiver of certain additional conditions, including (i) the absence of any material adverse effect, or any change or effect that, individually or in the aggregate would result in a material adverse effect with respect to Mobix Labs and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement or would prevent, materially delay or materially impede the performance by Mobix Labs of its obligations under the Business Combination Agreement or the consummation of the transactions contemplated under the Business Combination Agreement, (ii) delivery of the PCAOB Audited Financials in form and substance reasonably satisfactory to Chavant, including together with an unqualified audit report from the independent public accountants of Mobix Labs, and (iii) that there shall not be pending, or threatened in writing, Company Stockholder Litigation.

The obligations of Mobix Labs to consummate the Proposed Transaction are also subject to the satisfaction or waiver of certain additional conditions, including (i) approval for the listing on The Nasdaq Stock Market (“Nasdaq”) of the Class A Common Stock to be issued in connection with the Proposed Transaction and (ii) the Closing Available Cash shall not be less than $50.0 million (with a maximum of $10.0 million attributed to Mobix Labs’ equity line of credit and a minimum of $30.0 million attributed to the PIPE Subscription Agreement or similar agreements, and reduced by an amount equal to $5.0 million less any amount that is funded on or before the Closing Date, or irrevocably committed to be funded on or before the Closing Date, by the directors, officers and current stockholders of Mobix Labs and their respective affiliates, associates and family members).

Termination

The Business Combination Agreement may be terminated by Chavant and/or Mobix Labs under certain circumstances prior to the Closing, including, among others, (i) by Chavant or Mobix Labs if the Closing has not occurred on or before July 22, 2023 or, if the Chavant Extension is not obtained, January 22, 2023, (ii) by Mobix Labs if no Chavant Extension is obtained, (iii) by Chavant if Mobix Labs fails to deliver, on or before December 15, 2022, the PCAOB Audited Financials to Chavant in form and substance reasonably satisfactory to Chavant and (iv) by Chavant if any Company Stockholder Litigation is commenced or threatened in writing at any time prior to the Effective Time.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Chavant, Mobix Labs or Merger Sub. In particular, the assertions embodied in representations and warranties by Chavant, Mobix Labs and Merger Sub contained in the Business Combination Agreement were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors and are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Chavant, Mobix Labs or Merger Sub and the Business Combination Agreement should only be read in conjunction with the other information that Chavant makes publicly available in reports, statements and other filings.

Related Agreements

Sponsor Letter Agreement

Concurrently and in connection with the execution of the Business Combination Agreement, Chavant Capital Partners LLC (the “Sponsor”) and certain director and officer holders (together with the Sponsor, the “SPAC Parties”) entered into a sponsor letter agreement (the “Sponsor Letter Agreement”) with Chavant and Mobix Labs, pursuant to which the SPAC Parties agreed to, among other things, (a) vote, or cause to be voted, all SPAC Ordinary Shares and SPAC Warrants held by the SPAC Parties in favor of adopting the Business Combination Agreement and the Proposed Transaction; (b) vote against any merger, purchase of all or substantially all of any person’s assets or other business combination transaction (other than the Business Combination Agreement in connection with the Proposed Transaction) or any proposal, action or agreement that would reasonably be expected to impede, frustrate or prevent the Proposed Transaction, or violate certain provisions of the Business Combination Agreement; (c) not elect to redeem or otherwise tender or submit for redemption its SPAC Ordinary Shares in connection with the Proposed Transaction; (d) not transfer or deposit into a voting trust, or enter into a voting agreement or any similar agreement, or grant a proxy or power of attorney, with respect to the SPAC Ordinary Shares held by the SPAC Party, or enter into any agreement inconsistent with or that would restrict performance of such SPAC Party’s obligations under the Sponsor Letter Agreement; and (e) cause any securities of Chavant that a SPAC Party purchases or otherwise acquires beneficial ownership in after the execution of the Sponsor Letter Agreement to be subject to the terms and conditions of the Sponsor Letter Agreement.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

PIPE Investment

Concurrently and in connection with the execution of the Business Combination Agreement, Chavant entered into a subscription agreement (the “PIPE Subscription Agreement”) with ACE SO4 Holdings Limited (the “PIPE Investor”), pursuant to which the PIPE Investor has agreed to purchase 3,000,000 shares of Class A Common Stock at a price of $10.00 per share for an aggregate amount of $30.0 million, substantially concurrently with the closing of the Proposed Transaction, on the terms and subject to the conditions of the PIPE Subscription Agreement. Pursuant to the PIPE Subscription Agreement, Chavant has agreed to file a registration statement registering the resale of the shares of Class A Common Stock acquired by the PIPE Investor (the “PIPE Resale Registration Statement”) within 45 days of Closing.

Pursuant to the PIPE Subscription Agreement, Chavant agreed to issue additional shares of Class A Common Stock to the PIPE Investor in the event that the volume weighted average price per share of the Class A Common Stock during the 30-day period commencing on the date that is 30 days after the date on which the PIPE Resale Registration Statement is declared effective (the “Adjustment Period VWAP”) is less than $10.00 per share. In such case, the PIPE Investor will be entitled to receive a number of shares of Class A Common Stock equal to the product of (x) the number of shares of Class A Common Stock issued to the PIPE Investor at the closing of the subscription and held by the PIPE Investor through the date that is 30 days after the effective date of the PIPE Resale Registration Statement multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP. In the event that the Adjustment Period VWAP is less than $7.00, the Adjustment Period VWAP shall be deemed to be $7.00.

In addition, the PIPE Investor agreed that it will not exercise voting rights relating to the Class A Common Stock representing a 10% or greater voting interest in Mobix on any matter subject to a vote of holders of common shares and agreed that it will not obtain or exercise, as a result of its investment in Mobix, (i) “control,” as such term is defined under applicable regulations within the jurisdiction of the Committee on Foreign Investment in the United States (“CFIUS”), of Mobix or its subsidiaries, (ii) access to any “material non-public technical information,” within the meaning of such regulations, in the possession of Mobix and its subsidiaries, (iii) the right to appoint any board member or board observer to the board of directors of Mobix or its subsidiaries or (iv) any involvement in any “substantive decision-making,” within the meaning of such regulations, related to Mobix or its subsidiaries.

The foregoing description of the PIPE Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Subscription Agreement filed as Exhibit 10.2 hereto and incorporated by reference herein.

Amended and Restated Registration Rights and Lock-Up Agreement

In connection with the consummation of the Proposed Transaction, an Amended and Restated Registration Rights and Lock-Up Agreement will be entered into by Mobix, the Sponsor, certain former equityholders of Chavant (collectively with the Sponsor, the “Founder Equityholders”), certain equityholders of Mobix Labs (the “Legacy Holders” and, together with the Founder Equityholders and certain other holders, the “Holders”).

Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, Mobix will be obligated, within 45 days of the consummation of the Proposed Transaction, to file a registration statement to register the resale of certain securities of Mobix held by the Holders (the “Registrable Securities”) and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practical after the initial filing of the registration statement. The Amended and Restated Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Amended and Restated Registration Rights and Lock-Up Agreement further provides the Founder Equityholders and Legacy Holders shall not transfer their SPAC Common Stock until (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Proposed Transaction or (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the VWAP of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of the Proposed Transaction.

The foregoing description of the Amended and Restated Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Amended and Restated Registration Rights and Lock-Up Agreement attached to the Business Combination Agreement as Exhibit A, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of Class A Common Stock that may be issued in connection with the PIPE Subscription Agreement will not be registered under the Securities Act of 1933, as amended, in reliance on the exemption from registration provided by Section 4(a)(2) thereunder.

Important Information About the Proposed Transaction and Where to Find It

This Current Report on Form 8-K, including the exhibits filed herewith, relates to a proposed transaction between Mobix Labs and Chavant pursuant to a business combination agreement, dated as of November 15, 2022, by and among Chavant, Merger Sub and Mobix Labs (the “Proposed Transaction”). Chavant intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary prospectus and proxy statement of Chavant in connection with the Proposed Transaction, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Chavant shareholders as of a record date to be established for voting on the transaction. Chavant also will file other documents regarding the Proposed Transaction with the SEC.

Before making any voting decision, investors and security holders of Chavant are urged to read the Registration Statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Chavant’s solicitation of proxies for its shareholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about Chavant, Mobix Labs and the Proposed Transaction.

Investors and securityholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Chavant through the website maintained by the SEC at www.sec.gov.

The documents filed by Chavant with the SEC also may be obtained free of charge at Chavant’s website at www.chavantcapital.com or upon written request to: Chavant Capital Acquisition Corp., 445 Park Avenue, 9th Floor New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this Form 8-K, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, the products offered by Mobix Labs and the markets in which it operates, the expected total addressable markets for the products offered by Mobix Labs, the sufficiency of the net proceeds of the Proposed Transaction and related financing to fund Mobix Labs’ operations and business plan, the advantages of Mobix Labs’ technology, Mobix Labs’ competitive landscape and positioning, the expected benefits from future strategic acquisitions, and Mobix Labs’ growth plans, strategies and projected future results, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Chavant and its management, and Mobix Labs and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to:

•	the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Chavant’s securities;

•	the risk that the Proposed Transaction may not be completed by Chavant’s deadline for the Proposed Transaction and the potential failure to obtain an extension of the deadline for the Proposed Transaction if sought by Chavant;

•	the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Business Combination Agreement by the respective shareholders of Chavant and Mobix Labs, the satisfaction of the minimum cash amount following redemptions by Chavant’s public shareholders and the receipt of certain governmental and regulatory approvals;

•	the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•	the effect of the announcement or pendency of the Proposed Transaction on Mobix Labs’ business relationships, performance, and business generally;

•	risks that the Proposed Transaction disrupts current plans of Mobix Labs and potential difficulties in Mobix Labs’ employee retention as a result of the Proposed Transaction;

•	the outcome of any legal proceedings that may be instituted against Mobix Labs or against Chavant related to the Business Combination Agreement or the Proposed Transaction;

•	failure to realize the anticipated benefits of the Proposed Transaction;

•	the inability to meet and maintain the listing of Chavant’s securities (or the securities of the post-combination company) on Nasdaq;

•	the risk that the price of Chavant’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Mobix Labs’ plans to operate, variations in performance across competitors, changes in laws, regulations, technologies including transition to 5G, global supply chain, U.S./China trade or national security tensions, and macro-economic and social environments affecting Mobix Labs’ business and changes in the combined capital structure;

•	the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities;

•	the risk that Mobix Labs and its current and future collaborators are unable to successfully develop and market Mobix Labs’ products or solutions, or experience significant delays in doing so;

•	the risk that Mobix Labs may never achieve or sustain profitability;

•	the risk that Mobix Labs will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

•	the risks relating to long sales cycles, concentration of customers, consolidation and vertical integration of customers, and dependence on limited or sole suppliers and channel partners;

•	the risk that Mobix Labs may not be able to consummate planned strategic acquisitions, or fully realize anticipated benefits from past or future acquisitions or investments;

•	the risk that Mobix Labs’ patent applications may not be approved or may take longer than expected, and Mobix Labs may incur substantial costs in enforcing and protecting its intellectual property;

•	inability to complete the PIPE investment in connection with the Proposed Transaction;

•	the risk that the entry into the equity line of credit is subject to the negotiation and execution of a definitive agreement between the parties and the availability of funding under the equity line of credit is subject to certain ownership, pricing and volume limitations; and

•	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Chavant’s Annual Report on Form 10-K for the year ended December, 31, 2021, which was filed with the SEC on March 31, 2022 (the “2021 Form 10-K”), and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022, as such factors may be updated from time to time in Chavant’s filings with the SEC, the Registration Statement and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Chavant nor Mobix Labs gives any assurance that either Chavant or Mobix Labs or the combined company will achieve its expected results. Neither Chavant nor Mobix Labs undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Mobix Labs and Chavant and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Chavant’s stockholders with the Proposed Transaction and the other matters set forth in the Registration Statement. Information about Chavant’s directors and executive officers is set forth in Chavant’s filings with the SEC, including Chavant’s 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of November 15, 2022, by and among Chavant Capital Acquisition Corp., CLAY Merger Sub II, Inc. and Mobix Labs, Inc.
10.1	Sponsor Letter Agreement, dated as of November 15, 2022, by and among Chavant Capital Acquisition Corp., Chavant Capital Partners LLC, directors and officers of Chavant Capital Acquisition Corp., and Mobix Labs, Inc.
10.2	Subscription Agreement, dated as of November 15, 2022, by and between Chavant Capital Acquisition Corp. and ACE SO4 Holdings Limited.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHAVANT CAPITAL ACQUISITION CORP.

	By:	/s/ Jiong Ma
	Name:	Jiong Ma
	Title:	Chief Executive Officer

Date: November 21, 2022